The Dixie Group, Inc. (the “Company”)
RECOUPMENT POLICY
Introduction
The Board of Directors of the Company (the “Board”) declares the following to be Company policy providing for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with any financial reporting requirements under the federal securities laws (the “Policy”). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934 (the “Exchange Act”).

Administration
This Policy shall be administered by the Compensation Committee of the Board (the “Committee”). Any determinations made by the Committee shall be final and binding on all affected individuals.

Covered Executives
This Policy applies to the Company’s current and former executive officers, as determined in accordance with Section 10D of the Exchange Act and the listing standards of the national securities exchange on which the Company’s securities are listed (“Covered Executives”).

Recoupment; Accounting Restatement
In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the federal securities laws, the Committee and the Company’s Board will require reimbursement or forfeiture of that portion of Incentive Compensation as is determined to be Excess Incentive Compensation (as such terms are defined below). For purposes of this policy, and in accordance with Section 10D of the Exchange Act, an accounting restatement includes a restatement that would result in a material misstatement if the error were recorded in the current period or left uncorrected in the current period as well as a restatement which corrects a material error in a prior period.

Incentive Compensation
For purposes of this Policy, Incentive Compensation includes any of the following if and to the extent that such compensation is granted, earned, or vested based on the attainment of a financial reporting measure:
•Annual bonuses and other short- and long-term cash incentives.
•Stock options.
•Stock appreciation rights.
•Restricted stock.
•Restricted stock units.
•Performance shares.
•Performance units.

Financial reporting measures include:
•Company stock price.
•Total shareholder return.
•Revenues.
•Net income.
•Earnings before interest, taxes, depreciation, and amortization (EBITDA).
•Operating Profit or Earnings from Operations, however designated
•Funds from operations.
•Liquidity measures such as working capital or operating cash flow.
•Return measures such as return on invested capital or return on assets.
•Earnings measures such as earnings per share.

Excess Incentive Compensation: Amount Subject to Recovery
The amount to be recovered will be the excess of the Incentive Compensation paid to the Covered Executive based on the erroneous data over the Incentive Compensation that would have been paid to the Covered Executive had such compensation been based on the restated results, and shall be that portion received during the three completed fiscal years immediately preceding the date on which the

Company is required to prepare an accounting restatement. The Committee shall determine such excess amount to be recovered.

If the Committee cannot determine the amount of excess Incentive Compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement.

Method of Recoupment
The Committee will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder which may include, without limitation:

(a) requiring reimbursement of cash Incentive Compensation previously paid;
(b) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;
(c) offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive;
(d) cancelling outstanding vested or unvested equity awards; and/or
(e) taking any other remedial and recovery action permitted by law, as determined by the Board.

Interpretation
The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the Securities and Exchange Commission or any national securities exchange on which the Company's securities are listed. In the event of any required changes or amendments in Section 10D and in any applicable rules or standards, this Policy and the interpretation thereof shall be likewise changed or amended by the Committee.

Effective Date
This Policy shall be effective as of the date it is adopted by the Board (the “Effective Date”) and shall apply to Incentive Compensation that is approved, awarded or granted to Covered Executives on or after that date.

Amendment; Termination
The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect final regulations adopted by the Securities and Exchange Commission under Section 10D of the Exchange Act and to comply with any rules or standards adopted by a national securities exchange on which the Company's securities are listed. The Board may terminate this Policy at any time.

Other Recoupment Rights
Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

Impracticability
The Board shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Board in accordance with Rule 10D-1 of the Exchange Act and the listing standards of the national securities exchange on which the Company's securities are listed.

Successors
This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.